


thedavidmovieofficial
Original Audio


thedavidmovieofficial Curious
process and what we've been

Check out this video to sneak

Go to angel.com/david and lea

2w


luntica Yesssssss this is so exci

2w　1 like　Reply


peregrino15 This will be AWES

2w　2 likes　Reply


blakecheekk So excited for thi

2w　1 like　Reply


deidrinel Thank you for all of t

2w　1 like　Reply


angelajohnsonusabr Please m
too!!!! Brazilian kids or other co
Portuguese need to see this‼️

  

　Liked by **basil.nevaeh** and **745 oth**

OCTOBER 29

Add a comment...

 **thedavidmovieofficial**

 **thedavidmovieofficial** HEAD C

In over twenty years working at
amazing projects that included
Incredibles 2, and many more.
portfolio, and now works on se
action projects, in addition to s
documentary 'Crip Camp.' Whil
acting as Head of Story on Dav

With its unique appeal, David's
people, including Nathan. He u
sacred to millions of people an
that's why he can't wait to shar

If you wish to learn more about
we plan to bring it to life, go to

3w

 **seahrts** WOOHOOO!!! Go team

3w   2 likes   Reply

 **stayinground** Very Neat!!!

2w   Reply

View Insights

  

 Liked by **juampadalton** and **741 ot**

OCTOBER 23

 Add a comment...



thedavidmovieofficial



thedavidmovieofficial "If you want to go far, go together." ~A

Our driving passion is to make animated features and take this We know this is possible becau

If you want to join us in this jou find out how.
#thedavidmovie

3w



juampadalton Best people EVE

3w   2 likes   Reply

——— View replies (1)



tombancroft1 ✓ Love what yo

3w   3 likes   Reply

——— View replies (1)



savedbyyahwehsgrace I know
question 😅😅😅but are you

View Insights

  

15,615 views

OCTOBER 24

 Add a comment...

















VESTREAM
October 27th - 12 pm MDT
ry of Sunrise Productions:
e studio bringing you *David*
unningham
nrise Production
Jeff Harmon
Co-Founder of Angel Studios
DAVID

thedavidmovieofficial

thedavidmovieofficial Animati
beyond limitations and allows u
culture or ethnicity.

As filmmakers, we want to cele
elements of the human spirit th
stories.

Our journey is exciting and unc
know more about it and how we
world, join us in this conversati
founders of Angel Studios, who
taking on challenges and makin

Learn more about David here a

Artist: Valentina Phillips
@veelocityart

3w

ahmadsolh203 @thedavidmov
be out in theaters?

3w 2 likes Reply

dominicschofield I am so glad
making a animated biblical mov

View Insights

348 likes

OCTOBER 25

Add a comment...

 **thedavidmovieofficial**

 **thedavidmovieofficial** For over
of telling the story of David.

We teamed up with incredible t
exceptional people, and visited

Making a movie of epic proport
we want to take with you.

So we invite you to join us and
Go to angel.com/david and find

3w

 **donnacruz5** 😍❤️

2w   Reply

 **deidrinel** Wonderful 🤍

2w   Reply

 **fredsposito** 🙌❤️😍

2w   Reply

 **ericg.23** i'm in 🔥❤️

View Insights

    

4,956 views

OCTOBER 26

   Add a comment...

 **thedavidmovieofficial**

 **thedavidmovieofficial** The She

"Adonai roei, lo echsawr.
Binot desheh yarbitzeni,
Al-mei menuchot yenahaleini.
Nafshi yeshovev,
Yancheni bemagalei tzedek lem
Kam ki elech be'gei tzalmawve
Lo iraw raw ki ataw imadi,
Shivtechaw u'mishantechaw he
Ta'aroch lefawnai shulchawn n
roshi,
cosi rivawyaw.
Ach tov vaw'chesed yirdifuni ko
Adonai orech yawmim."

Learn more about David here: a

2w

 **afoxauthor** 😍😍😍 YES!!! He
for this!

2w   45 likes   Reply

 **pri_pasquale** So cute! ❤️❤️

2w   3 likes   Reply

 **velmaripp2d** I love 🙏

  

27,836 views

OCTOBER 27

 Add a comment...

0:51



thedavidmovieofficial

 thedavidmovieofficial Meet Re

She is the co-founder of the Eb
her life to helping people grow

The work Renee and her team
people to live their lives more f
strengths. With the skills acqui
a chance to become better farm
thinkers.

We admire her efforts and belie
and courage needed to face th

If you want to recognise people
big hearts, don't hesitate to no

Follow the steps below if there'
for this special award.

1) Create a post on Facebook o
2) Tag us
Facebook:@TheDavidMovie
Instagram:@TheDavidMovieOf
3) Tag the person you want to
4) Include a short description/v
this award and use the #davida

View Insights

  

 Liked by **basil.nevaeh** and **665** ot

OCTOBER 28

 Add a comment...